SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Fifth Street Senior Floating Rate Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31679F 10 1

(CUSIP Number)

Leonard M. Tannenbaum 777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830 (203) 681-3600

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 31679F 10 1

Item 1.        Security and Issuer

This Schedule 13D/A (“Amendment”) constitutes (i) Amendment No. 9 to the Schedule 13D of Fifth Street Asset Management Inc. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on April 8, 2016, Amendment No. 2 filed on August 16, 2016, Amendment No. 3 filed on August 26, 2016, Amendment No. 4 filed on September 8, 2016, Amendment No. 5 filed on September 14, 2016, Amendment No. 6 filed on October 5, 2016, Amendment No. 7 filed on December 8, 2016 and Amendment No. 8 filed on July 17, 2017, (ii) Amendment No. 8 to the Schedule 13D of Fifth Street Holdings L.P. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on August 16, 2016, Amendment No. 2 filed on August 26, 2016, Amendment No. 3 filed on September 8, 2016, Amendment No. 4 filed on September 14, 2016, Amendment No. 5 filed on October 5, 2016, Amendment No. 6 filed on December 8, 2016 and Amendment No. 7 filed on July 17, 2017 and (iii) Amendment No. 16 to the Schedule 13D of Leonard M. Tannenbaum originally filed on March 21, 2014, as amended by Amendment No. 1 filed on March 24, 2014, Amendment No. 2 filed on August 26, 2014, Amendment No. 3 filed on December 22, 2014, Amendment No. 4 filed on May 26, 2015, Amendment No. 5 filed on December 2, 2015, Amendment No. 6 filed on December 31, 2015, Amendment No. 7 filed on February 3, 2016, Amendment No. 8 filed on February 24, 2016, Amendment No. 9 filed on August 16, 2016, Amendment No. 10 filed on August 26, 2016, Amendment No. 11 filed on September 8, 2016, Amendment No. 12 filed on September 14, 2016, Amendment No. 13 filed on October 5, 2016, Amendment No. 14 filed on December 9, 2016 and Amendment No. 15 filed on July 17, 2017. Except as amended herein, each such prior Schedule 13D, as previously amended, remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the reporting persons’ Schedules 13D as previously amended.

Item 4.        Purpose of the Transaction

Item 4 of each reporting person’s Schedule 13D, as previously amended, is hereby amended and supplemented to include the information provided below.

On September 29, 2017, Leonard M. Tannenbaum adopted a sales plan (the “Tannenbaum 10b5-1 Plan”) in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which Morgan Stanley Smith Barney LLC (“MSSB”) is authorized and directed to sell on behalf of Mr. Tannenbaum an aggregate of up to 196,318 shares of common stock of Fifth Street Senior Floating Rate Corp. (“FSFR Common Stock”) in the open market, subject to certain conditions. Sales pursuant to the Tannenbaum 10b5-1 Plan may commence on the second business day (the “Selling Start Date”) after the closing of the transactions contemplated by that certain Asset Purchase Agreement (the “Asset Purchase Agreement”), dated as of July 13, 2017, by and among Fifth Street Management LLC, Oaktree Capital Management, L.P., Fifth Street Asset Management Inc. (solely for the purposes set forth therein) and Fifth Street Holdings L.P. (“FSH”). Such sales may continue through the earlier of (i) the close of business on the 44th day after the Selling Start Date, (ii) the date on which all 196,318 shares of FSFR common stock designated to be sold under the Tannenbaum 10b5-1 Plan have been sold and (iii) the close of business on the date on which any person makes an initial Schedule 13D filing reporting ownership of more than 5% of the issued and outstanding shares of FSFR Common Stock.

On September 29, 2017, FSH also adopted a sales plan (the “Holdings 10b5-1 Plan”) in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which MSSB is authorized and directed to sell on behalf of FSH an aggregate of up to 98,349 shares of FSFR Common Stock in the open market, subject to certain conditions. Sales pursuant to the Holdings 10b5-1 Plan may commence on the Selling Start Date and may continue through (i) the close of business on the 44th day after the Selling Start Date, (ii) the date on which all 98,349 shares of FSFR Common Stock designated to be sold under the Holdings 10b5-1 Plan have been sold and (iii) the close of business on the date on which any person makes an initial Schedule 13D filing reporting ownership of more than 5% of the issued and outstanding shares of FSFR Common Stock.

2

CUSIP No. 31679F 10 1

Sales of FSFR Common Stock made pursuant to each of the Tannenbaum 10b5-1 Plan and the Holdings 10b5-1 Plan will be aggregated and executions shall be allocated pro rata between such plans.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of each reporting person’s Schedule 13D is hereby amended and supplemented as follows:

The description of each of the Holdings 10b5-1 Plan and the Tannenbaum 10b5-1 Plan provided in Item 4 above are incorporated herein by reference.

Item 7.         Materials to be Filed as Exhibits

Item 7 of each Reporting Person’s Schedule 13D is hereby amended to include the following:

99.8	Holdings 10b5-1 Plan, adopted on September 29, 2017
99.9	Tannenbaum 10b5-1 Plan, adopted on September 29, 2017

3

CUSIP No. 31679F 10 1

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2017

/s/ Leonard M. Tannenbaum
LEONARD M. TANNENBAUM

FIFTH STREET HOLDINGS L.P.

By: Fifth Street Asset Management Inc., its general partner

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer